January 17, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (718) 260 -4375

Mr. Martin Kaye, Chief Financial Officer
Track Data Corporation
95 Rockwell Place
Brooklyn, NY   11217

RE: Track Data Corporation
File No. 000-24634
Form 10-K for the year ended December 31, 2006
Forms 10-Q for the quarters ended March 31, 2007, June 30, 2007 and
September 30, 2007

Dear Mr. Kaye:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant